Exhibit 3.4

Amendment to Bylaws

Of

Advasa Holdings, Inc.

a Delaware corporation

Adopted April 27, 2026

The Bylaws of Advasa Holdings, Inc. (the “Corporation”) are hereby amended as follows:

The second sentence of Section 7.4 of the Bylaws is hereby amended and restated in its entirety to provide as follows:

If any action is brought by any party against another party, relating to or arising out of these Bylaws, or the enforcement hereof, the prevailing party shall be entitled to recover from the other party reasonable attorneys’ fees, costs and expenses incurred in connection with the prosecution or defense of such action, provided that the provisions of this sentence shall not apply with respect to “intra-corporate affairs” and “internal corporate claims” as defined in Section 115 of the DGCL or in connection with any other claim that a stockholder, acting in its capacity as a stockholder or in the right of the Corporation, has brought in an action, suit or proceeding.

***